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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Christ              William F
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/31/00    A    V   121.0621      A   (1)         25,900.8006    D  Direct
Common Stock                                  12/31/00    A    V   53.6500 (2)   D   (3)         7,743.1200     I  401(k) Plan

Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $58.50000       01/10/01       A         28,750.0000                                    01/09/11
(right to buy) (4)

Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     01/10/01  Common Stock                   28,750.0000               28,750.0000   D   Direct
(right to buy) (4)

Explanation of Responses:

(1)
These shares were acquired from November 1, 2000 through December 31, 2000 pursuant to a Hershey Foods Dividend Reinvestment Plan. These shares were purchased at various intervals throughout the period and the closing price on December 29, 2000 was $64.375. The exact price of each share at date of acquisition is not readily determinable.
(2)
This entry represents a reduction in the balance of shares allocated to the account of the reporting person in the Hershey Foods Corporation Employee Savings, Stock Investment and Ownership Plan (ESSIOP). To manage liquidity needs of the Plan, the ESSIOP fiduciary from time-to-time maintains a lower overall share balance (versus cash) in the Plan, which in this instance resulted in a reduction in the number of shares allocated to the reporting person's account when compared to the prior Form 4 report.
(3)
See footnote (2) above. The closing price on December 29, 2000 was $64.375. The exact price of each share at date of disposition is not readily determinable.
(4)
These options were granted under the Hershey Foods Corporation Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.







SIGNATURE OF REPORTING PERSON
/S/ Christ ,     William F
DATE 02/06/2001